Basil Street Café, Inc.
2100 Geng Road
Palo Alto, CA 94303
(301) 742-4100

January 19, 2022

VIA EDGAR

Securities and Exchange Commission
Office of Trade & Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Basil Street Café, Inc. Request to Withdraw Offering Statement on Form 1-A File No. 024-11588

To whom it may concern:

Basil Street Café, Inc. (the “Registrant”) previously filed the above-referenced offering statement on Form 1-A (File No. 024-11588) on July 19, 2021 and amended it on September 8, 2021 (the “Offering Statement”).  The Offering Statement was qualified by the SEC Staff on September 23, 2021. Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Offering Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Offering Statement was filed with the Commission in connection with the proposed Regulation A offering of the Registrant’s Series B Preferred Stock (the “Series B Preferred Stock”). At this time, the Registrant does not intend to proceed with an offering of its Series B Preferred Stock.

The Registrant believes withdrawal of the Offering Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no shares of Series B Preferred Stock have been sold pursuant to the Offering Statement. The Registrant further represents that the Offering Statement is not the subject of a proceeding under Rule 258 of the Securities Act.

Please call our attorney, Peter Campitiello, Esq., of McCarter & English, LLP, at (732) 867-9741 if you have any questions regarding this filing.  The Registrant requests that it be notified of such withdrawal by an email to Deglin Kenealy at deglin@eatbasilstreet.com, with a copy to Mr. Campitiello at pcampitiello@mccarter.com.

Basil Street Café, Inc.

By:	/s/ Deglin Kenealy
Deglin Kenealy, CEO and President